Exhibit 99.1

ICON Announces Guidance date for 2009

DUBLIN, Ireland--(BUSINESS WIRE)--December 15, 2008--ICON plc, (NASDAQ: ICLR; ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced that it will hold its 2009 Guidance Conference Call on January 9, 2009 at 14:00 GMT (09:00 EST)

This call can be accessed live from our website at http://www.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

About ICON plc

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON teams have successfully conducted over 5,500 development projects and consultancy engagements across all major therapeutic areas. ICON currently has over 6,800 employees, operating from 71 locations in 38 countries. Further information is available at www.iconplc.com.

CONTACT:
ICON plc
Ciaran Murray, CFO
+353-1-2912000
IR@iconplc.com